

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Kevin Danahy
Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

      Re: Pulse Biosciences, Inc.
          Registration Statement on Form S-3
          Filed August 11, 2023
          File No. 333-273944

Dear Kevin Danahy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at 202-551-4511 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Adam Finerman